Mail Stop 4561

August 28, 2009

Jason Smart
Chief Executive Officer
Medical Makeover Corporation of America
2300 Palm Beach Lakes Blvd
Suite 218
West Palm Beach, FL 33409

Re: **Medical Makeover Corporation of America**
        Form 8-K filed August 19, 2009
        File No. 000-30621

Dear Mr. Smart:

        We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

                                    Sincerely,

                                    Melissa Feider
                                    Staff Accountant

Via fax: Ramon Pagan (561) 228-6149